FUEL SYSTEMS SOLUTIONS, INC.
3030 South Susan Street
Santa Ana, California 92704
June 16, 2009
VIA EDGAR & FACSIMILE ((202) 772-9202)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Max Webb, (202) 551-3817

Re:	Fuel System Solutions, Inc.
Registration Statement on Form S-3
Filed June 1, 2009
File No. 333-159624
Dear Mr. Webb:
     I am the President and Chief Financial Officer of Fuel Systems Solutions, Inc. (the “Company”) and am authorized to request the acceleration of the effective date of the Company’s Registration Statement on Form S-3 (Registration Number 333-159624) filed on June 1, 2009, as amended.
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, I hereby request that you accelerate the effective date of the Registration Statement so that the Registration Statement may be declared effective on Thursday, June 18, 2009 at 10:00 a.m. Eastern Time or as soon as possible thereafter.
     On behalf of the Company, I hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact our counsel, Randy K. Rutherford at Day Pitney LLP, at (973) 966-8240, to confirm effectiveness or if you have any questions about this request.
Very truly yours,
/s/ Matthew Beale
Matthew Beale
President and Chief Financial Officer